Exhibit 99.1

Ballard Board Member Retires

VANCOUVER, BC, Dec. 31, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that Mr. Ian Sutcliffe, a member of the Company's board of directors since 2013, is retiring from the board effective today for personal reasons.

Mr. Sutcliffe said, "Ballard's considerable progress during my seven-year tenure on the board of directors is the direct result of the hard work and determination of the Company's committed team of employees. It has been a true privilege to work with the board members and the management group during a period of significant change. I am pleased to retire from the board at a time when Ballard is well positioned to enjoy long-term growth in the hydrogen and fuel cell industry."

Mr. Jim Roche, Chairman of Ballard's Board of Directors noted, "Although Ian's valuable contributions and passion for Ballard's business will be missed on our board, we wish Ian well in his retirement."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 31-DEC-20